Exhibit 15.3

China Real Estate Information Corporation

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009, 2010 and 2011

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of China Real Estate Information Corporation

We have audited the accompanying consolidated balance sheets of China Real Estate Information Corporation and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China

April 24, 2012

China Real Estate Information Corporation

Consolidated Balance Sheets

(In U.S. dollar except for share data)

	December 31,
	2010	2011
	$	$
Assets
Current assets:
Cash and cash equivalents	340,719,732	305,461,218
Accounts receivable, net of allowance for doubtful accounts of $4,985,475 and $8,631,939 at December 31, 2010 and 2011, respectively	60,971,799	99,616,039
Prepaid expenses and other current assets	22,231,239	25,680,021
Amounts due from related parties	5,079,850	18,467,649
Total current assets	429,002,620	449,224,927
Property and equipment, net	11,177,160	13,861,841
Intangible assets, net	182,622,246	210,519,617
Goodwill	450,299,447	45,819,026
Investment in affiliates	4,444,136	12,989,341
Other non-current assets	6,377,153	14,725,608
Total assets	1,083,922,762	747,140,360

Liabilities and Equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to CRIC of $805,772 and $107,848 as of December 31, 2010 and 2011, respectively)	3,299,986	2,180,926
Advance from customers (including advance from customers of the consolidated VIEs without recourse to CRIC of $3,581,008 and $5,277,051 as of December 31, 2010 and 2011, respectively)	6,455,298	7,835,675
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to CRIC of $5,998,335 and $14,530,417 as of December 31, 2010 and 2011, respectively)	9,881,731	21,440,679
Income tax payable (including income tax payable of the consolidated VIEs without recourse to CRIC of $3,824,260 and $7,834,965 as of December 31, 2010 and 2011, respectively)	16,935,062	25,425,868
Other tax payable (including other tax payable of the consolidated VIEs without recourse to CRIC of $2,965,717 and $5,569,465 as of December 31, 2010 and 2011, respectively)	5,427,500	10,002,654
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to CRIC of $2,029,595 and $2,734,428 as of December 31, 2010 and 2011, respectively)	2,784,714	12,735,994
Liability for exclusive rights, current (including exclusive rights, current of the consolidated VIEs without recourse to CRIC of nil and $13,830,821 as of December 31, 2010 and 2011, respectively)	—	13,830,821
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to CRIC of $3,147,480 and $5,095,788 as of December 31, 2010 and 2011, respectively)	7,731,235	13,770,583
Total current liabilities	52,515,526	107,223,200
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to CRIC of $424,931 and $1,430,257 as of December 31, 2010 and 2011, respectively)	39,969,421	39,806,571
Liability for exclusive rights, non-current (including liability for exclusive rights, non-current of the consolidated VIEs without recourse to CRIC of nil and $21,408,384 as of December 31, 2010 and 2011, respectively)	—	21,408,384
Total liabilities	92,484,947	168,438,155

Commitments and contingencies (Note 16)
Equity:
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 143,749,405 and 140,320,006 shares issued and outstanding as of December 31, 2010 and 2011, respectively	28,750	28,064
Additional paid-in capital	882,428,759	881,010,674
Retained earnings (accumulated deficit)	97,556,895	(327,285,342)
Accumulated other comprehensive income	8,402,643	19,259,633
Subscription receivables	(97,749)	(768)
Total CRIC equity	988,319,298	573,012,261
Non-controlling interest	3,118,517	5,689,944
Total equity	991,437,815	578,702,205
Total liabilities and equity	1,083,922,762	747,140,360

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation

Consolidated Statements of Operations

(In U.S. dollar except for share data)

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Revenues
Third party revenues	87,384,680	155,309,013	223,629,354
Related party revenues	8,269,130	18,845,451	17,977,072
Total revenues	95,653,810	174,154,464	241,606,426
Cost of revenues	(12,810,162)	(41,009,561)	(65,565,789)
Selling, general and administrative expenses	(48,048,529)	(109,088,983)	(172,916,971)
Goodwill impairment charge	—	—	(417,822,304)
Gain from settlement of pre-existing relationship	2,100,832	—	—
Income (loss) from operations	36,895,951	24,055,920	(414,698,638)
Other income:
Interest income	279,079	1,726,580	1,920,052
Other income, net	2,725,032	3,174,113	681,530
Income (loss) before taxes and equity in affiliates	39,900,062	28,956,613	(412,097,056)
Income tax expense	(6,306,613)	(2,791,497)	(4,137,009)
Income (loss) before equity in affiliates	33,593,449	26,165,116	(416,234,065)
Income (loss) from equity in affiliates	22,015,607	(276,385)	(181,407)
Net income (loss)	55,609,056	25,888,731	(416,415,472)
Less: Net income (loss) attributable to non-controlling interest	6,765	(52,109)	1,348,738
Net income (loss) attributable to CRIC shareholders	55,602,291	25,940,840	(417,764,210)

Earnings (loss) per share:
Basic	$0.64	$0.18	$(2.95)
Diluted	$0.63	$0.18	$(2.95)
Shares used in computation:
Basic	86,610,265	143,288,987	141,712,426
Diluted	88,264,301	146,193,046	141,712,426

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation

Consolidated Statements of Changes in Equity

and Comprehensive Income (Loss)

(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other		Equity (Deficit)
	Ordinary		Paid-in	(Accumulated	Comprehensive	Subscription	Attributable to	Non-controlling	Total
	Shares		Capital	Deficit)	Income	Receivables	CRIC	Interest	Equity
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2009	71,522,222	14,304	40,991,770	20,956,173	3,707,854	(14,304)	65,655,797	855,368	66,511,165
Net income	—	—		55,602,291			55,602,291	6,765	55,609,056
Foreign currency translation adjustments	—	—	—	—	(78,456)	—	(78,456)	(12,415)	(90,871)
Comprehensive income							55,523,835	(5,650)	55,518,185
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	1,260,780	1,260,780
Collection of subscription receivables	—	—	—	—	—	10,000	10,000	—	10,000
Distribution to E-House	—	—	—	(1,001,304)	—	4,304	(997,000)	—	(997,000)
Cash contribution from E-House	—	—	2,499,977	—	—	—	2,499,977	—	2,499,977
Replacement of COHT share options	—	—	14,960,796	—	—	—	14,960,796	—	14,960,796
Share-based compensation	—	—	7,123,911	(1,171,386)	—	—	5,952,525	—	5,952,525
Issuance of ordinary shares to public, net of issuance cost	20,700,000	4,140	224,700,460	—	—	—	224,704,600	—	224,704,600
Issuance of ordinary shares in connection with business acquisition	47,666,667	9,533	571,990,471	—	—	—	572,000,004	—	572,000,004
Issuance of ordinary shares in exchange for a non-controlling interest	3,033,333	607	901,811	—	—	—	902,418	(902,418)	—
Balance at December 31, 2009	142,922,222	28,584	863,169,196	74,385,774	3,629,398	—	941,212,952	1,208,080	942,421,032
Net income	—	—	—	25,940,840	—	—	25,940,840	(52,109)	25,888,731
Foreign currency translation adjustments	—	—	—	—	4,773,245	—	4,773,245	64,964	4,838,209
Comprehensive income							30,714,085	12,855	30,726,940
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	1,897,582	1,897,582
Distribution to E-House	—	—	—	(60,044)	—	—	(60,044)	—	(60,044)
Share-based compensation	—	—	17,443,841	(2,709,675)	—	—	14,734,166	—	14,734,166
Vesting of restricted shares	75,000	15	262,485	—	—	—	262,500	—	262,500
Exercise of share options	752,183	151	1,553,237	—	—	(97,749)	1,455,639	—	1,455,639
Balance at December 31, 2010	143,749,405	28,750	882,428,759	97,556,895	8,402,643	(97,749)	988,319,298	3,118,517	991,437,815
Net income	—	—		(417,764,210)			(417,764,210)	1,348,738	(416,415,472)
Foreign currency translation adjustments	—	—	—	—	10,856,990	—	10,856,990	160,042	11,017,032
Comprehensive loss							(406,907,220)	1,508,780	(405,398,440)
Capital contribution and non-controlling interest recognized in connection with business acquisition	—	—	3,394,128	—	—	—	3,394,128	1,485,232	4,879,360
Changes in equity ownership on partial disposal of subsidiaries	—	—	415,193	—	—	—	415,193	98,963	514,156
Share repurchase	(4,206,600)	(841)	(24,635,488)	(5,226,463)	—	—	(29,862,792)	—	(29,862,792)
Share-based compensation	—	—	18,451,579	(1,851,564)	—	—	16,600,015	—	16,600,015
Vesting of restricted shares	75,000	15	262,485	—	—	—	262,500	—	262,500
Exercise of share options	702,201	140	694,018	—	—	96,981	791,139	—	791,139
Disposal of subsidiaries	—	—	—	—	—	—	—	(493,617)	(493,617)
Dividend to non-controlling interest	—	—	—	—	—	—	—	(27,931)	(27,931)
Balance at December 31, 2011	140,320,006	28,064	881,010,674	(327,285,342)	19,259,633	(768)	573,012,261	5,689,944	578,702,205

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation

Consolidated Statements of Cash Flows

(In U.S. dollar)

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Operating activities:
Net income (loss)	55,609,056	25,888,731	(416,415,472)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,744,120	23,251,643	31,640,233
Allowance for doubtful accounts	4,722,707	(71,896)	4,886,717
Loss on disposal of subsidiaries	—	—	1,054,348
Gain from settlement of pre-existing relationship	(2,100,832)	—	—
Loss (Income) from equity in affiliates	(22,015,607)	276,385	181,407
Amortization of discounts related to liability for exclusive rights	—	—	891,441
Gain from sales of properties held for sale	(52,303)	(1,063,322)	(383,090)
Share-based compensation	5,952,525	14,734,166	16,600,015
Goodwill impairment charge	—	—	417,822,304
Others	136,145	(262,631)	260,102
Changes in operating assets and liabilities
Accounts receivable	3,960,246	(30,959,152)	(43,551,514)
Amounts due from related parties	(2,432,415)	(2,619,278)	(12,887,666)
Prepaid expenses and other current assets	3,583,710	(6,903,149)	(3,992,769)
Other non-current assets	4,904,470	(78,975)	(4,332,813)
Accounts payable	1,664,048	967,694	(1,104,301)
Advance from customers	2,414,276	3,537,472	4,152,814
Accrued payroll and welfare expenses	2,629,806	6,125,547	11,769,984
Income tax payable	5,262,213	7,848,071	8,766,287
Other tax payable	2,309,203	2,421,341	4,846,288
Amounts due to related parties	(6,186,987)	(4,399,846)	416,207
Other current liabilities	(7,036,553)	2,849,587	7,954,879
Deferred tax	(3,054,613)	(5,547,289)	(9,429,070)

Net cash provided by operating activities	57,013,215	35,995,099	19,146,331

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(2,378,033)	(6,916,843)	(18,478,376)
Purchase of subsidiaries, net of cash acquired	3,243,114	563,211	(22,910,764)
Investment in affiliates	—	(4,669,376)	(8,317,950)
Proceeds from disposal of property and equipment	225,444	36,580	57,037
Deposit and proceeds for properties held for sale	3,042,015	4,719,440	2,149,470
Proceeds from disposal of subsidiaries	—	—	117,457
Proceeds from partial disposal of subsidiaries	—	—	514,156
Deposit (return) for acquisition	—	(4,529,880)	4,529,880

Net cash provided by (used in) investing activities	4,132,540	(10,796,868)	(42,339,090)

Financing activities:
Contribution from non-controlling interests	1,175,244	249,246	418,233
Proceeds of loans (repayment of loans) from related parties	(5,616,633)	—	9,800,000
Collection of subscription receivables	10,000	—	—
Advance from a related party	1,050,000	—	—
Proceeds from issuance of ordinary shares, net of paid issuance costs of $23,548,949	224,851,051	—	—
Proceeds from exercise of options	—	1,455,639	791,139
Share repurchase	—	—	(29,862,792)
Dividends to non-controlling interest	—	—	(27,931)
Contribution from E-House	2,499,977	—	—

Net cash provided by (used in) financing activities	223,969,639	1,704,885	(18,881,351)

Effect of exchange rate changes on cash and cash equivalents	159,934	2,750,050	6,815,596

Net increase (decrease) in cash and cash equivalents	285,275,328	29,653,166	(35,258,514)
Cash and cash equivalents at the beginning of the year	25,791,238	311,066,566	340,719,732

Cash and cash equivalents at the end of the year	311,066,566	340,719,732	305,461,218

Supplemental disclosure of cash flow information:
Income taxes paid	3,379,554	5,742,205	5,750,679
Non-cash investing and financing activities:
Related party loans converted to equity	2,499,977	—	—
Amount due to related party for restricted shares transferred to equity	—	(262,500)	(262,500)
Related party receivable paid as dividend or (payable recorded as a capital contribution)	997,000	60,044	—
Issuance of ordinary shares in connection with business acquisition	572,000,004	—	—
Ordinary share issuance costs in payables	146,451	—	—
Replacement of share options due to acquisition	14,960,796	—	—
Non-controlling interest recognized in connection with business acquisition	85,536	1,648,336	1,066,999
Additional paid-in capital recognized in connection with business acquisition	—	—	3,394,128
Consideration payable for amount recognized in purchase of exclusive rights	—	—	35,239,205

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2009, 2010 and 2011

(In U.S. dollar)

1. Organization and Principal Activities

China Real Estate Information Corporation (the “Company” or “CRIC”) was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), is principally engaged in providing real estate information and consulting services, real estate online services, advertising services and promotional event services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company. E-House Holdings, its subsidiaries, excluding the Group, are collectively referred to as “E-House”. E-House began developing a proprietary real estate database system, or the CRIC system, in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., in the British Virgin Islands (“CRIC BVI”). In July 2006, E-House, through CRIC BVI, established a new PRC subsidiary, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Prior to the establishment of Shanghai CRIC, the real estate information and consulting services were carried out by various companies owned by E-House Holdings. Shanghai CRIC began commercializing the CRIC system and offering information and related consulting services in 2006.

Shanghai CRIC began offering real estate advertising services in 2008 through an acquired VIE in China, Shanghai Tian Zhuo Advertising Co., Ltd. and its majority owned subsidiaries (“Tian Zhuo”).

E-House Holdings transferred all of the outstanding shares of CRIC BVI to CRIC in October 2008. The restructuring process has been accounted for as a reorganization of entities under common control.

In October 2009, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market and acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides online advertising, information and updates related to the real estate and home furnishing industries in China through a consolidated VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”).

Upon incorporation, the Company had 500,000,000 ordinary shares authorized, 1,000 ordinary shares issued and outstanding with a par value of $0.0001 per share, all of which were held by E-House Holdings. On January 1, 2009, the Company issued an additional 99,999,000 ordinary shares to E-House Holdings for par value, or $10,000. On August 29, 2009, the Company effected a reverse share split whereby all of 100,000,000 issued and outstanding ordinary shares, having a par value of $0.0001 per share, were converted into 50,000,000 ordinary shares, having a par value of $0.0002 per share, and the number of authorized shares was reduced from 500,000,000 to 250,000,000. On September 28, 2009, the Company issued 21,522,222 additional ordinary shares at par value to E-House Holdings. Both the reverse share split and the ordinary share issuance to E-House Holdings have been retroactively reflected for all periods presented herein.

Upon completion of its IPO and acquisition of COHT in October 2009, the Company issued 20,700,000 additional ordinary shares to the public, 47,666,667 shares in connection with the acquisition of COHT and 3,033,333 shares in exchange for a non-controlling interest.

In April 2010, Shanghai CRIC acquired 55% of the equity interest in Shanghai Dehu PR Consulting Co., Ltd., (“Shanghai Dehu”). Shanghai Dehu provides promotional events services.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2011:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai CRIC Information Technology Co., Ltd.	3-Jul-06	PRC	100%
Shanghai Dehu PR Consulting Co., Ltd.	9-Feb-07	PRC	55%
Shanghai Tian Zhuo Advertising Co., Ltd.	27-Feb-08	PRC	VIE
Beijing Yisheng Leju Information Services Co., Ltd.	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd.,	05-Dec-11	PRC	VIE

The Group’s consolidated financial statements for periods prior to the Company’s IPO in October 2009 have been prepared on a carve-out basis and represent the assets and liabilities and the related results of operations and cash flows of the Group, which represent two operating segments of E-House Holdings. The financial data of previously separate entities have been combined, to the extent included in the aforementioned operating segments of E-House Holdings, for all periods presented up to the IPO date as all such entities were under common control. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a standalone basis during the periods presented. Transactions between the Group and E-House are herein referred to as related party transactions.

In connection with its IPO, the Company entered into non-competition arrangements with E-House Holdings on July 29, 2009, according to which E-House has agreed not to compete with the Group in the real estate information and consulting services and real estate advertising services business anywhere in the world and the Group has agreed not to compete with E-House in any services then provided or contemplated by E-House. Prior to these non-competition arrangements, both E-House and the Group conducted real estate information and consulting services and primary real estate agency services. Shanghai CRIC began offering real estate advertising services in 2008, and there were no advertising activities prior to the formation of CRIC BVI and Shanghai CRIC. In August 2011, E-House and the Company amended the non-competition agreement. The amendment exempts, from E-House’s and the Company’s respective non-competition obligations, circumstances where they jointly establish any entity that competes in any way with the businesses of E-House or the Company, regardless of their respective ownership interests in such entity.

The consolidated financial statements for periods prior to CRIC’s IPO include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House were $2,477,446 for the period from January 1, 2009 to the IPO date. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return. Subsequent to the IPO, there have not been any selling, general and administrative expenses allocations as E-House began charging the Group transitional corporate service fees pursuant to agreements entered into on July 29, 2009 in connection with the Company’s IPO. Under these transitional services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $583,650, $1,522,497 and $1,085,600 for the period from the IPO date to December 31, 2009 and the years ended December 31, 2010 and 2011, respectively.

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of CRIC, its majority owned subsidiaries and its VIEs, Tian Zhuo, Beijing Leju and Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”). All significant inter-company transactions and balances have been eliminated in consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the entity is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides substantially all of its real estate advertising services through the investments held by Tian Zhuo, a PRC entity controlled by Xin Zhou, the Group’s co-chairman and chief executive officer. On April 1, 2008, Tian Zhuo entered into various agreements with Shanghai CRIC, including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration.

Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements.

The Group provided a $15,216,656 interest free loan to Xin Zhou to fund (i) Tian Zhuo’s capital requirements of $146,314, (ii) acquisitions of $5,120,989 and (iii) prepayments and deposits for a three-year period for real estate advertising placements to certain Shanghai newspapers. Tian Zhuo repaid $2,621,870, nil and nil during the years ended December 31, 2009, 2010 and 2011, respectively.

The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements:

	As of December 31,
	2010	2011
	$	$
Cash and cash equivalents	12,133,157	2,860,592
Accounts receivable, net of allowance for doubtful accounts	3,649,591	2,171,155
Prepaid expenses and other current assets	1,511,617	2,859,503
Amounts due from related parties	195,639	60,576
Total current assets	17,490,004	7,951,826
Total non-current assets	6,562,186	12,584,611
Total assets	24,052,190	20,536,437

Accounts payable	319,812	107,848
Advance from customers	—	20,027
Accrued payroll and welfare expenses	611,029	277,949
Income tax payable	1,156,467	1,044,750
Other tax payable	412,247	155,588
Other current liabilities	960,528	159,629
Total current liabilities	3,460,083	1,765,791
Deferred tax liabilities, non-current	202,955	21,474
Total liabilities	3,663,038	1,787,265

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Total revenues	14,428,584	10,394,582	5,340,767
Net income (loss)	620,258	37,030	(2,963,353)

To comply with PRC laws and regulations, COHT provides substantially all its Internet content and advertising services in China via its VIE, Beijing Leju. Beijing Leju is an advertising agency that sells the advertisements for its real-estate and home furnishing channels. Beijing Leju is wholly-owned by certain PRC officers of the Group and was funded by COHT through interest-free loans to such officers. These officers are contractually required to transfer their ownership interest in Beijing Leju to COHT when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The shareholders of Beijing Leju irrevocably granted COHT the power to exercise all voting rights to which it was entitled. COHT has also entered into exclusive technical service agreements with Beijing Leju under which COHT provides technical and other services to Beijing Leju in exchange for substantially all of Beijing Leju’s net income. In addition, the employee shareholders have pledged their shares in Beijing Leju as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2011, the total amount of interest-free loans extended to the Group’s employee shareholders was $1,587,070 and the accumulated loss of Beijing Leju subsequent to acquisition was $76,663, which has been included in the consolidated financial statements.

The following financial statement amounts and balances of Beijing Leju were included in the accompanying consolidated financial statements:

	As of December 31,
	2010	2011
	$	$
Cash and cash equivalents	41,914,203	26,109,401
Accounts receivable, net of allowance for doubtful accounts	35,028,633	62,707,241
Prepaid expenses and other current assets	10,192,141	15,246,498
Total current assets	87,134,977	104,063,140
Total noncurrent assets	5,402,561	64,857,697
Total assets	92,537,538	168,920,837

Accounts payable	485,960	—
Advance from customers	3,581,008	5,257,024
Accrued payroll and welfare expenses	5,387,306	14,252,468
Income tax payable	2,667,793	6,790,215
Other tax payable	2,553,470	5,413,877
Amounts due to related parties	2,029,595	2,734,428
Liability for exclusive rights, current	—	13,830,821
Other current liability	2,186,952	4,936,159
Total current liabilities	18,892,084	53,214,992
Liability for exclusive rights, non-current	—	21,408,384
Deferred tax liabilities, non-current	221,976	1,408,783
Total liabilities	19,114,060	76,032,159

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Total revenues	13,813,076	66,876,338	116,355,742
Net income (loss)	147,922	1,025,534	(1,250,119)

In April 2011, E-House and CRIC jointly established Evercrest Holdings Limited in the British Virgin Islands. E-House and CRIC hold 49% and 51% of the equity interest in the joint venture, respectively. Evercrest Holdings Limited, through its indirect wholly-owned subsidiary in Hong Kong, further established a wholly-owned subsidiary in China, Shanghai Yi Yue Information Technology Co. Ltd. (“Shanghai Yi Yue”). Shanghai Yi Yue operates a real estate e-commerce business through its contractual arrangements with Shanghai Yi Xin and its shareholders. Shanghai Yi Xin is wholly-owned by certain PRC employees of the Group and was funded by Shanghai Yi Yue through interest-free loans to such employee shareholders. These employee shareholders are contractually required to transfer their ownership interest in Shanghai Yi Xin to Shanghai Yi Yue when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The employee shareholders of Shanghai Yi Xin irrevocably granted Shanghai Yi Yue the power to exercise all voting rights to which it was entitled. Shanghai Yi Yue has also entered into exclusive technical service agreements with Shanghai Yi Xin under which Shanghai Yi Yue provides technical and other services to Shanghai Yi Xin in exchange for substantially all of Shanghai Yi Xin’s net income. In addition, the employee shareholders have pledged their shares in Shanghai Yi Xin as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2011, the total amount of interest-free loans extended to the Group’s employee shareholders was $2,380,605 and the accumulated loss of Shanghai Yi Xin was $1,081, which has been included in the consolidated financial statements. Shanghai Yi Xin had not commenced operations as of December 31, 2011.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations or are restricted solely to settle the VIE’s obligations.

The Company believes that CRIC’s contractual arrangements with Tian Zhuo, Beijing Leju and Shanghai Yi Xin are in compliance with PRC law and are legally enforceable. The shareholders of the consolidated VIEs are also shareholders or senior management of the Company and therefore the Company believes that they have no current interest in seeking to act contrary to the contractual arrangements. However, the consolidated VIEs and their shareholders may fail to take certain actions required for the Group’s business or to follow the Group’s instructions despite their contractual obligations to do so. Furthermore, if the VIEs or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the Company’s consolidated VIEs, and its ability to conduct the Group’s business may be adversely affected.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include estimated useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumption related to the consolidation of entities in which the Group holds variable interest, uncertain tax positions and the valuation allowance on deferred tax assets.

(d) Fair value of financial instruments

The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash, accounts receivable, advance payment for properties, other receivables, accounts payable, advance from customers, other payables, current portion of liabilities for exclusive rights and amounts due from/to related parties approximates fair value due to their short-term nature.

The fair value of the non-current portion of liabilities for exclusive rights was nil and $21,408,384 as of December 31, 2010 and December 31, 2011, respectively, based on discounted cash flows.

(e) Business combinations

Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Accounts receivable

Accounts receivable, net of allowance for doubtful accounts of $4,985,475 and $8,631,939 at December 31, 2010 and 2011, respectively, consists of following:

	As of December 31,
	2010	2011
	$	$
Billed accounts receivable	9,796,367	22,299,683
Unbilled accounts receivable	51,175,432	77,316,356

Total	60,971,799	99,616,039

Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as billed accounts receivable.

(h)  Properties held for sale

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was no impairment for properties held for sale for the years ended December 31, 2009, 2010 and 2011. The realized gain from the sale of the properties was $52,303, $1,063,322 and $383,090 for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, the Group held one residential property with a total carrying value of $310,003, which was included as a component of prepaid expenses and other current assets. As of December 31, 2010, the Group held 10 units of an office building with a total carrying value of $1,871,062, which was included as a component of prepaid expenses and other current assets.

(i) Investment in affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2011, the Group determined that no such events were present.

(j) Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(k) Intangible assets, net

Acquired intangible assets mainly consist of license agreements with SINA, a real estate advertising agency agreement with SINA, CRIC database license agreement, exclusive rights, favorable lease terms, customer relationships and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.

(l) Internally developed software

Qualifying costs incurred during the application development stage, which consist primarily of internal labor costs and external cost, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred. Historically the costs incurred have been immaterial and, as a result, expensed as incurred.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(n) Impairment of goodwill

The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.  Management performs its goodwill impairment test for each of its reporting units as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired.

(o) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of income tax expense.

(p) Share-based compensation

Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(q) Revenue recognition

The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

The Group provides real estate consulting services, which includes periodic consulting services and project-based consulting services. Project-based consulting services involve providing real estate consulting services to customers in relation to land acquisition and property development. In certain instances, payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. Revenue is recognized under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. Periodic consulting services involve providing consulting services which are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process for a specified period, such as monthly studies. The contractual period for such arrangements is usually between three and 12 months with revenue being recognized ratably over such period.

The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to 12 months. The Group also provides data integration services periodically, such as periodic market updates and analysis, which suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The contractual period for such arrangements is usually between one and 12 months with revenue being recognized ratably over such period.

The Group generates online real estate revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. The Group also generates advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. The Group also generates revenue from keyword advertising. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

The Group also generates revenues from real estate advertising design services, which are recognized ratably over the specified contract period ranging from three to 12 months. The Group also provides advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. Advertising sales revenues are recognized on a gross basis because the Group acts as the principal and is the primary obligor in the arrangement.

The Group also provides promotional events services and recognizes revenues when such services are rendered and assuming all other revenue recognition criterion have been met.

Effective January 1, 2011, the Group adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements”, prospectively for all new and materially modified arrangements. ASU 2009-13 requires the Group to allocate revenue to arrangement deliverables using the relative selling price method.

The Group has multiple element arrangements that may include provision of online advertising, promotional events services, consulting services and/or information subscription for the CRIC system. The Group has determined that each of the deliverables listed above is considered a separate unit of account as each has value to the customer on a standalone basis and has been sold separately on a standalone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group.

The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Group has historically priced its periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, the Group has used VSOE to allocate the selling price for these services when elements of a multiple element arrangement. The Group has not historically priced project-based consulting service and promotional event services within a narrow range, therefore, the Group considers TPE and BESP as discussed below.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Group applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s marketing strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, the Group has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. The Group has used BESP to allocate the selling price of project-based consulting services and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. The Group’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors that the Group considers in developing its BESP include prices charged for similar offerings, service scope and historical pricing practices. If the facts and circumstances underlying the factors the Group considers change, or should subsequent facts and circumstances lead the Group to consider additional factors, the Group’s BESP could change in future periods. The Group regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the year ended December 31, 2011 nor does the Group expect material changes in BESP in the foreseeable future.

Under the previous accounting literature, when an arrangement included project-based consulting services and subscriptions for the CRIC system, the entire arrangement was considered a single unit of account as the Group did not have VSOE for project-based consulting services. Revenue was recognized based on the revenue recognition model for the final deliverable in the arrangement, which was typically the subscription for the CRIC system, which required ratable recognition over the subscription period. The Group had objective and reliable evidence of the fair value of the CRIC subscription service. As such, upon delivery of the consulting product, the Group deferred the fair value of the remaining CRIC subscription and recognized the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria had been met. The residual amount recognized was limited to the cumulative amount due under the terms of the arrangement. Under ASU 2009-13, the Group is required to use BESP when neither VSOE nor TPE is available. As a result, the Group is able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

If the Group had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the year ended December 31, 2011 when compared to the revenue that would have been recognized under the guidance in effect prior to adoption of ASU 2009-13, given the BESP of project-based consulting and VSOE of the subscription for the CRIC system has historically approximated their respective contract prices and the project-based consulting services have generally been delivered at the beginning of the subscription period.  The effect of adopting this guidance in future periods will depend on the nature of the Group’s customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations. While the effect in future periods is dependent on these factors and future go-to-market strategies, the Group does not currently expect the adoption of ASU 2009-13 to have a material effect on the timing and pattern of revenue recognition in future periods. The Group does not expect this new guidance to affect future pricing practices or go-to-market strategies.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(r) Cost of revenue

Cost of revenue for real estate information and consulting services primarily consists of sales commission and costs incurred for developing, maintaining and updating the CRIC system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for online real estate services consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, technical personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue also consists of fees paid to third parties for the services directly related to advertising design and promotional event services and the cost incurred to acquire advertising space for resale. Cost of revenue for promotional event services includes salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services.

(s) Advertising expenses

Advertising expenses are charged to the statements of operations in the period incurred and amounted to $1,814,442, $14,276,536 and $28,944,826 for the years ended December 31, 2009, 2010 and 2011, respectively.

(t) Foreign currency translation

The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S.

dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of shareholder’s equity and comprehensive income.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.

The Group recorded an exchange gain of $159,933, exchange loss of $641,043 and $907,576 for the years ended December 31, 2009, 2010 and 2011, respectively.

(u) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $2,426,546, $2,143,869 and $2,902,130 for the years ended December 31, 2009, 2010 and 2011 are included in other income (expense) in the consolidated statements of operations. There is no assurance that the Group will receive similar or any subsidies in the future.

(v) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.

The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers, including overall relationship with the customer, past and ongoing business relationship, past record and pattern of settling receivables, length of the receivable and other specific information indicating the collectability of the receivables.

Movement of the allowance for doubtful accounts for accounts receivable and other receivables is as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Balance as of January 1,	—	5,625,089	4,985,475
Provisions for doubtful accounts	4,722,707	656,333	5,449,356
Business acquisition	2,440,358	—	—
Recovery of provisions for doubtful accounts	—	(728,229)	(562,639)
Write offs	(1,539,914)	(728,707)	(1,578,623)
Changes due to foreign exchange	1,938	160,989	338,370
Balance as of December 31,	5,625,089	4,985,475	8,631,939

(w) Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Years Ended December 31,
	2009	2010	2011

Net income (loss) attributable to CRIC shareholders	$55,602,291	$25,940,840	$(417,764,210)

Weighted average ordinary shares outstanding — basic	86,610,265	143,288,987	141,712,426
Share options	1,654,036	2,904,059	—
Weighted average number of ordinary shares outstanding — diluted	88,264,301	146,193,046	141,712,426

Basic earnings (loss) per share	$0.64	$0.18	$(2.95)

Diluted earnings (loss) per share	$0.63	$0.18	$(2.95)

Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years Ended December 31,
	2009	2010	2011

Share options	—	—	2,077,399

(x) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(y) Recently issued accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. This ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”). The ASU does not change the items that must be reported in OCI. For public entities, the ASU’s amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For all entities, guidance must be applied retrospectively for all periods presented in the financial statements. Early adoption is permitted. The Group does not expect the adoption of this ASU will have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in this ASU apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial statements.

In December 2011, the FASB issued a further authoritative pronouncement, ASU2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU2011-05.” Under the amendments in ASU 2011- 05, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments in ASU 2011-05 require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs in ASU 2011-05 that pertain to how, when, and where reclassification adjustments are presented. Due to the time required to properly make such a reassessment and to evaluate alternative presentation formats, the Board decided that it is necessary to reinstate the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. The amendments in this ASU are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this pronouncement.

3. Investment in Affiliates

In August 2010, the Group entered into a cooperation agreement with China Real Estate Research Association (“CRERA”) and China Real Estate Association (“CREA”) to form a joint venture, Beijing China Real Estate Research Association Technology Ltd (“CRERAT”), which has the exclusive rights to host exhibition and activities sponsored by CRERA or CREA. The new entity also provides other real estate related research reports and consulting services. CRIC paid $4,669,376 for a 51% equity interest in the joint venture. CRERA and CREA, collectively own the remaining 49%. The Group does not control the board of CRERAT, who has the power to direct the entity’s significant operating activities. Therefore, the transaction was accounted for using the equity method. Under the cooperation agreement, the Group guaranteed profits of up to $18,119,520 to CRERA and CREA over the eight year term of the joint venture.  In December 2011, the profit guarantee clause was removed in a supplementary agreement signed among the Group, CRERA and CREA.

In 2011, the Group paid $7.9 million (RMB50 million) for a 1.8821% equity interest in Star Capital Real Estate Development Fund Management (“Star Capital”) as a limited partner. Mr. Xin Zhou, the Group’s co-chairman and chief executive officer serves as a director of Star Capital. The Group’s interest in Star Capital is more than minor and thus is subject to the equity method. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results.

4. Acquisitions of Subsidiaries

In March 2011, the Group acquired Firmway Assets Limited (“Firmway”), a company incorporated in the British Virgin Islands, for $12,000,000 from E-House China Real Estate Investment Fund I, L.P. (the “Fund”). Firmway had acquired a 20-year lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Group acquired Firmway to obtain the lease of the office building, which the Group intends to use as its corporate office. The purchase price was allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash	1,731,778
Amount due from related parties	1,189,679
Prepaid rent	3,815,608	20 years
Liabilities assumed	(1,927)
Favorable lease term	5,264,862	20 years
Goodwill	1,316,215
Deferred tax liabilities	(1,316,215)

Total	12,000,000

The goodwill was allocated to the real estate information and consulting services segment and is not deductible for tax purposes.

In August 2011, the Group acquired Beijing Jiahua Xinlian Media Advertisement Co., Ltd. (“Beijing Jiahua”) , which is a real estate advertisement agency, in exchange for a 16% equity interest of the Group’s subsidiary Beijing Yisheng Leju Advertisement Co., Ltd. (“Beijing Advertisement”), having a fair value of $3,398,954, and cash consideration of $9,416,363, to further expand its real estate online services. The acquisition was made to expand the Group’s online advertising business by leveraging Beijing Jiahua’s advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Jiahua’s standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Total tangible assets acquired	78,775
Liabilities assumed	(468)
Customer relationship	3,307,686	7.3 years
Non-compete agreements	953,596	2.6 years
Goodwill	9,541,048
Deferred tax liabilities	(1,065,320)

Total	12,815,317

The goodwill was allocated to real estate online services segment and is not deductible for tax purposes.

In August 2011, the Group acquired Beijing Shangtuo Shunze Media Advertisement Co. Ltd (“Beijing Shangtuo”), which is a real estate advertisement agency, in exchange for a 5% equity interest in Beijing Advertisement, having a fair value of $1,062,173, and cash consideration of $3,139,312. The acquisition was made to expand the Group’s online advertising business by leveraging Beijing Shangtuo’s advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Shangtuo’s standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Total tangible assets acquired	78,827
Liabilities assumed	(928)
Customer relationship	983,494	7.3 years
Non-compete agreements	413,854	2.6 years
Goodwill	3,075,575
Deferred tax liabilities	(349,337)

Total	4,201,485

The goodwill was allocated to real estate online services segment and is not deductible for tax purposes.

In October 2009, the Company acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100%, in exchange for 47,666,667 of the Company’s ordinary shares. The Company acquired COHT in an effort to create substantial synergies between its current operations and COHT’s real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for COHT’s real estate websites.

The following table summarizes the purchase consideration to acquire COHT:

Amount
$
Fair value of Company’s shares issued *	572,000,004
Replacement of COHT’s share options (Note 11)	14,960,796

Consideration	586,960,800
Fair value of the Company’s investment in COHT held before the business combination **	27,078,000

Total value to be allocated in purchase accounting	614,038,800

*	The fair value of the 47,666,667 ordinary shares issued by the Company was based on the IPO offering price of the Company’s American depositary shares (“ADS”).
**

As a result of the Company obtaining control over COHT, the Company’s previously held equity interest was re-measured to fair value of $27,078,000, with the excess of fair value over the carrying amount recognized as a gain of $21,453,221.

The purchase price has been allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Total tangible assets acquired	26,703,269
Liabilities assumed	(17,432,772)
Intangible assets acquired:
— License agreements with SINA	80,660,000	10 years
— Real estate advertising agency agreement with SINA	106,790,000	10 years
— CRIC database license agreement	8,300,000	9 years
— Customer relationship	5,580,000	10 years
— Customer contract backlog	110,000	1 year
Goodwill	444,885,665
Deferred tax liabilities	(41,557,362)

	614,038,800

The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the value of the synergies between COHT and the Company and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The Goodwill was assigned to the real estate online services segment and is not deductible for tax purposes.

The fair value of the assets acquired included accounts receivable of $13,177,212. The gross amount due under contracts was $15,617,292, of which $2,440,080 was determined to be uncollectible. The Company did not acquire any other class of receivable as a result of this acquisition.

Prior to the acquisition of COHT, CRIC had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which was contributed to COHT through a 10-year license. CRIC had recorded deferred revenue of $2,400,951 at the date of COHT’s inception in 2008. Upon completion of its acquisition of COHT in October 2009, the Company recorded a $2,100,832 gain on settlement of this pre-existing relationship that equals the remaining unamortized deferred revenue.

In April 2009, the Group acquired Portal Overseas Limited (“Portal Overseas”), a company incorporated in the British Virgin Islands, for $7,193,030. Portal Overseas was a development stage company that had acquired a 20-year lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Group acquired Portal Overseas to obtain the lease of the office building, which the Group uses as its corporate office. The purchase price was allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash	1,265,772
Other current assets	1,463,529
Liabilities assumed	(4,390,507)
Leasehold improvements	2,077,479	5-20 years
Prepaid rent	4,348,647	20 years
Favorable lease term	2,428,110	20 years

Total	7,193,030

The current portion of prepaid rent was included in prepaid expenses and other current assets.

5. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2010	2011
	$	$
Leasehold improvements	5,097,636	6,548,318
Furniture, fixtures and equipment	9,868,278	13,240,355
Motor vehicles	997,773	1,394,833

Total	15,963,687	21,183,506
Less: Accumulated depreciation	(4,786,527)	(7,321,665)

Property and equipment, net	11,177,160	13,861,841

Depreciation expense was $1,246,567, $2,473,490 and $3,287,611 for the years ended December 31, 2009, 2010 and 2011, respectively.

6. Intangible Assets, Net

Intangible assets subject to amortization are comprised of the following:

	As of December 31,
	2010	2011
	$	$
Real estate advertising agency agreement with SINA	106,790,000	106,790,000
License agreements with SINA	80,660,000	80,660,000
Exclusive rights	—	43,847,992
Customer relationship	7,443,088	11,771,028
CRIC database license agreement	8,300,000	8,300,000
Favorable lease term	2,428,110	7,692,972
Non-compete agreements	2,074,417	3,262,157
Computer software licenses	1,352,461	2,785,017
Domain name	—	96,518

	209,048,076	265,205,684

Less: Accumulated amortization
Real estate advertising agency agreement with SINA	(13,087,008)	(23,556,616)
License agreements with SINA	(10,082,500)	(18,148,500)
Exclusive rights	—	(5,926,487)
Customer relationship	(541,013)	(2,256,989)
CRIC database license agreement	(1,220,589)	(2,197,060)
Favorable lease term	(212,460)	(333,866)
Non-compete agreements	(768,887)	(1,218,096)
Computer software licenses	(513,373)	(1,042,823)
Domain name	—	(5,630)

	(26,425,830)	(54,686,067)

Intangible assets subject to amortization, net	182,622,246	210,519,617

The Group purchased exclusive rights from Baidu, Inc (“Baidu”) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100, which will be paid within three years. Such rights expire in August of 2014.

The fair value of $43,847,992 was calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method and amounted to $891,441 for the year ended December 31, 2011.

Amortization expense was $5,497,553, $20,778,153 and $28,352,622 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group expects to record amortization expense of $37,989,949, $37,981,900, $30,590,696, $21,211,077and $20,891,526 for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

7. Goodwill

Changes in the carrying amount of goodwill by segment are as follows:

	Real Estate
	Information
	and	Real Estate
	Consulting	Online	Other
	Services	Services	Services	Total
	$	$	$	$
Balance as of January 1, 2010	4,350,789	444,885,665	666,257	449,902,711
Goodwill recognized upon acquisition	—	396,736	—	396,736
Gross Goodwill	4,350,789	445,282,401	666,257	450,299,447
Accumulated impairment	—	—	—	—

Balance as of December 31, 2010	4,350,789	445,282,401	666,257	450,299,447
Goodwill recognized upon acquisition	1,316,215	12,616,623	—	13,932,838
Disposal of subsidiaries	—	—	(666,257)	(666,257)
Exchange rate translation	—	75,302	—	75,302
Gross goodwill	5,667,004	457,974,326	—	463,641,330
Goodwill impairment	—	(417,822,304)	—	(417,822,304)
Balance as of December 31, 2011	5,667,004	40,152,022	—	45,819,026

A substantial portion of goodwill on the Group’s balance sheet relates to the acquisition of the Group’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. The online unit started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. The Group believed that this would result in slower than previously expected growth for its online business over the next several years. In addition, the Group experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of the Group’s reporting units against their carrying amount. The Group utilized the income approach valuation method (level 3) to compute the fair value of its reporting units. The key assumptions used in the income approach, which requires significant management judgment, include business assumptions, growth rate, terminal value, and discount rate. The Group concluded that the carrying amount of its real estate online services reporting unit was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417,822,304 during the third quarter of 2011. The Group recorded a goodwill impairment charge of nil, nil and $417,822,304 for the years ended December 31, 2009, 2010 and 2011, respectively.

8. Repurchase of Shares

In March 2011, the Company’s board of directors approved a share repurchase program. Under the program, the Company is authorized, but not obligated, to repurchase within one year its own American Depositary Shares (“ADSs”) with an aggregate value of up to $50 million. As of December 31, 2011, the Company had repurchased a total of 4,206,600 ADSs for $29,862,792. The excess of $29,861,951 of purchase price over par value was allocated between additional paid-in capital and retained earnings of $24,635,488 and $5,226,463, respectively. The portion of the excess allocated to additional paid-in capital was limited to the pro rata portion of capital surplus from stock issuance.

9. Other Income, net

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Government subsidies	2,426,546	2,143,869	2,902,130
Reimbursement income from depository agent	86,250	215,441	249,675
Gain from sales of properties held for sale	52,303	1,063,322	383,090
Gain from bargain purchase	—	392,524	—
Amortization of discounts related to liability for exclusive rights	—	—	(891,441)
Loss from the disposal of subsidiaries	—	—	(1,054,348)
Foreign exchange gain (loss)	159,933	(641,043)	(907,576)

Total other income, net	2,725,032	3,174,113	681,530

10. Income Tax

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Current Tax
PRC	9,172,473	5,879,728	13,566,079
Other	2,655	2,316,883	—

	9,175,128	8,196,611	13,566,079

Deferred Tax
PRC	(2,868,515)	(5,405,114)	(9,429,070)

Income tax expense	6,306,613	2,791,497	4,137,009

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and CRIC BVI are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

Hong Kong

The Company’s subsidiaries in Hong Kong is subject to a profit tax at the rate of 16.5%, 16.5% and 16.5% on assessable profit determined under relevant Hong Kong tax regulations for 2009, 2010 and 2011, respectively.

PRC

On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted it from income taxes for 2009 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. Shanghai CRIC received a $4,286,591 tax refund in the second quarter of 2010 related to its 2009 tax payment, which was recognized as a component of income tax benefit during 2010.

In February 2009, Shanghai SINA Leju Information Technology Co., Ltd. (“SHLJ”), COHT’s subsidiary in China, was granted software enterprise status, which qualifies the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012.

Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
The aggregate dollar effect	1,433,584	8,006,036	3,146,918
Per share effect—basic	0.02	0.06	0.02
Per share effect—diluted	0.02	0.05	0.02

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group had no material uncertain tax positions as of December 31, 2009, 2010 and 2011 or material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2011, the amount of interest and penalties related to uncertain tax positions was immaterial.

The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $15,871 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, CRIC Shanghai, is therefore subject to examination by the PRC tax authorities from inception from 2010 through 2011 on both transfer pricing and non-transfer pricing matters.

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2010	2011
	$	$
Deferred tax assets:
Accrued salary expenses	2,022,840	4,585,176
Bad debt provision	1,204,525	1,678,861
Net operating loss carryforwards	2,310,837	2,612,495
Advertising expenses temporarily non-deductible	475,642	3,432,766
Others	153,667	124,138
Gross deferred tax assets	6,167,511	12,433,436
Valuation allowance	—	(163,927)
Net deferred tax assets	6,167,511	12,269,509

Analysis as:
Current	4,738,649	10,750,071
Non-current	1,428,862	1,519,438

Deferred tax liabilities:
Amortization of intangible and other assets	39,969,421	39,806,571

Total deferred tax liabilities	39,969,421	39,806,571

Analysis as:
Current	—	—
Non-current	39,969,421	39,806,571

Movement of the valuation allowance is as follows:

Year ended
December 31
2011
$
Balance as of January 1,	—
Additions	159,945
Changes due to foreign exchange	3,982

Balance as of December 31,	163,927

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2009	2010	2011
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	4.86%	13.52%	(26.50)%
Effect of tax preference	(12.79)%	(12.84)%	0.77%
Effect of different tax rate of subsidiary operations in other jurisdiction	(0.53)%	(1.48)%	(0.23)%
Tax refund	—	(14.80)%	—%
Other	(0.73)%	0.24%	(0.04)%
	15.81%	9.64%	(1.00)%

As of December 31, 2011, the Group had net operating loss carryforwards of $10,449,980, which will expire if not used between 2013 and 2016.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $119.6 million at December 31, 2011 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. For distribution of those earnings generated before January 1, 2008, the distributions are exempt from PRC withholding tax.

11. Share-Based Compensation

E-House Holdings’ Share Incentive Plan (“the E-House Plan”)

During the year ended December 31, 2006, E-House Holdings adopted the E-House Plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-House. Under the plan, E-House Holdings authorized 3,636,364 ordinary shares or 5% of the then total shares outstanding of E-House Holdings, to grant as options or restricted shares over a three-year period. In October 2010, E- House Holdings authorized 4,013,619 ordinary shares to be added to the award pool on the third anniversary of July 16, 2007, i.e., July 16, 2010, so that the total number of shares reserved for future issuance under the E-House Plan equal 5% of the total number of outstanding shares of E-house Holdings as of July 16, 2010. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares. E-House allocated $1,068,397, $641,956 and $347,864 of share-based compensation expense under the E-House Plan to CRIC for the three years presented (Note 1).

The Company’s Share Incentive Plan (“the CRIC Plan”)

On September 9, 2008, the Company adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of the Company on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan.

Share Options:

During 2009, the Company granted 7,591,500 and 1,100,500 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price from $3.00 to $8.00 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of one to four years.

During 2011, the Company granted 2,782,000 and 5,579,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price from $3.75 to $7.02 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to three years.

The Company used the binomial model to estimate the fair value of the options granted under the CRIC Plan, using the following assumptions:

	2009	2011
Average risk-free rate of return	3.22%	3.22%
Contractual life of option	10 years	10 years
Average estimated volatility rate	71.79%	70.35%
Average dividend yield	0.00%	0.00%

On July 15, 2009, the Company modified the number and vesting schedule of 756,000 options previously granted on January 1, 2009. The modification decreased the number of options to 251,500 and reduced the vesting period from four years to one to two years. The modification did not result in any incremental compensation expense.

On July 30, 2009, the Company granted 300,000 restricted shares to an E-House employee to replace the same number of options previously granted under the CRIC Plan. The purchase price of the restricted shares is $3.00 per share for 250,000 shares and $6.00 per share for 50,000 shares, which was the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were also the same as under the original option grant. The modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares that remain unvested are recorded as an amount due to related party as of December 31, 2009, 2010 and 2011.

The weighted-average grant-date fair value of the options granted in 2009 and 2011 were $3.72 and $3.16 per share, respectively. For the year ended December 31, 2009, 2010 and 2011, the Group recorded compensation expense of $3,732,944, $6,055,002 and $ 10,068,814 for the share options granted to the Group’s employees and recorded dividends to E-House of $1,023,329, $2,529,353 and $1,671,242  for the share options granted to E-House’s employees, respectively.

Replacement of the Company’s Option for COHT’s Option (“Options Replacement Program”)

Effective upon the Company’s IPO and in connection with its acquisition of COHT (Replacement Date), the Company exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of the options (“Replaced Options”) that had been previously granted to certain employees of SINA and COHT under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”), with other terms unchanged. The Company capitalized $14,960,796 as part of the cost of acquiring COHT in regard to the Options Replacement Program, which the Company computed as the fair value of the Replaced Options on the Replacement Date multiplied by the ratio of pre-acquisition services to the requisite service period of the Replaced Options, which is the same requisite service period of the Replacement Options. The difference between the fair value of the Replacement Options on the Replacement Date and the amount capitalized as part of the cost of acquiring COHT of $27,720,433 will be recognized over the remaining requisite service period of approximately 3.3 years subsequent to the IPO.

The Company used the binomial model to estimate the fair value of both the Replaced Options and Replacement Options using the following assumptions:

2009
Average risk-free rate of return	2.47%
Contractual life of option	5.2 years
Average estimated volatility rate	63.18%
Average dividend yield	0.00%

The Replacement Date fair value of the Replaced Options and Replacement Options was $10.64 and $11.44 per share, respectively. For the years ended December 31, 2009, 2010 and 2011, the Company recorded compensation expense of $2,219,581, $8,679,164 and $6,348,283 associated with the Replacement Options, respectively.

A summary of option activity under the CRIC Plan during the year ended December 31, 2011 is presented below.

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
	$	$
Outstanding, as of January 1, 2011	10,436,029	3.24
Granted	8,361,000	4.84
Exercised	(702,201)	0.99
Forfeited	(791,763)	3.56
Outstanding, as of December 31, 2011	17,303,065	4.09	7.80	—
Vested and expected to vest as of December 31, 2011	16,844,275	4.08	7.77	—
Exercisable as of December 31, 2011	6,189,716	3.41	6.34	3,951,697

The total intrinsic value of options exercised was nil, $5,167,543 and $2,954,839 during the year ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, there was $36,235,513 of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 1.92 years.

Restricted Shares:

A summary of restricted shares activity under the CRIC Plan as of December 31, 2011 and changes for the year then ended is presented below:

		Weighted
	No. of	Average
	Restricted Shares	Grant-Date Fair Value

Unvested as of January 1, 2011	225,000	2.59
Vested	(75,000)	2.59
Unvested as of December 31, 2011	150,000	2.59

The Company recorded a dividend to E-House of $148,056, $180,322 and $180,322 for restricted shares granted to the E-House employee for the years ended December 31, 2009, 2010 and 2011, respectively.

The total fair value of restricted shares vested was nil, $194,196 and $194,196 during the years ended December 31, 2009, 2010 and 2011, respectively

As of December 31, 2011, there was $212,583 of total unrecognized compensation expense related to restricted shares granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 1.24 years.

Other equity compensation

In August 2011, the Group signed employee equity compensation arrangements with three senior managers of Beijing Advertisement. Under the agreement, the managers received a 3.5% equity interest of Beijing Advertisement.  The award vests over a 16 month service period, starting September 2011. The fair value of Beijing Advertisement was calculated using the discounted cash flow method, under the income approach. The 3.5% equity interest in Beijing Advertisement was valued at $731,676. The Group recorded $182,918 as compensation expense for the year ended December 31, 2011 under the agreement. As of December 31, 2011, there was $548,758 of total unrecognized compensation expense related to this compensation agreement. That cost is expected to be recognized over a period of 1.0 year.

12. Employee Benefit Plans

The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $2,779,901, $7,810,794 and $14,756,072 for the years ended December 31, 2009, 2010 and 2011, respectively, for such benefits.

13. Distribution of Profits

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries must make appropriation from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amount of the reserve fund for the Group as of December 31, 2010 and 2011 was $10,257,883 and $13,939,064, respectively.

In addition, the share capital of the Company’s PRC subsidiaries of $60,273,186 and $80,573,186 as of December 31, 2010 and 2011, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $94,512,250 as of December 31, 2011.

14. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.

The Group has four operating segments: 1) real estate information and consulting services, 2) real estate online services, 3) real estate advertising services and 4) promotional events services. The real estate online services segment started as a result of the acquisition of COHT in October 2009. The promotional events service segment started as a result of the acquisition of a promotional events provider in 2010. In 2010, the real estate advertising services segment and promotional events services segment did not meet the significance threshold for separate disclosure and have been combined in the other services segment. The Group’s CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. Corporate expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.

The following table summarizes the selected revenue and expense information for each operating segment for the years ended December 31, 2011, 2010 and 2009:

	Real Estate
	Information
	and	Real Estate
	Consulting	Online	Other
2011	Services	Services	Services	Non-Allocated	Total
	$	$	$	$	$
Revenues from external customers	78,277,202	137,045,315	26,283,909	—	241,606,426
Cost of revenues	(6,708,358)	(37,583,296)	(21,274,135)	—	(65,565,789)
Selling, general and administrative expenses	(48,223,301)	(102,034,876)	(7,100,156)	(15,558,638)	(172,916,971)
Goodwill impairment charge	—	(417,822,304)	—	—	(417,822,304)

Income (loss) from operations	23,345,543	(420,395,161)	(2,090,382)	(15,558,638)	(414,698,638)
Interest income	881,539	675,759	86,608	276,146	1,920,052
Other income (loss), net	1,790,394	(1,011,864)	(515,248)	418,248	681,530

Income (loss) before taxes and equity in affiliates	26,017,476	(420,731,266)	(2,519,022)	(14,864,244)	(412,097,056)
Income tax benefit (expense)	(3,696,794)	305,651	(745,866)	—	(4,137,009)

Income (loss) before equity in affiliates	22,320,682	(420,425,615)	(3,264,888)	(14,864,244)	(416,234,065)
Loss from equity in affiliates	(94,385)	(9,609)	(77,413)	—	(181,407)

Net income (loss)	22,226,297	(420,435,224)	(3,342,301)	(14,864,244)	(416,415,472)

	Real Estate
	Information
	and	Real Estate
	Consulting	Online	Other
2010	Services	Services	Services	Non-Allocated	Total
	$	$	$	$	$
Revenues from external customers	87,567,438	66,855,128	19,731,898	—	174,154,464
Cost of revenues	(3,016,516)	(26,361,391)	(11,631,654)	—	(41,009,561)
Selling, general and administrative expenses	(35,270,399)	(54,741,152)	(8,218,179)	(10,859,253)	(109,088,983)

Income (loss) from operations	49,280,523	(14,247,415)	(117,935)	(10,859,253)	24,055,920
Interest income	1,156,337	286,154	109,521	174,568	1,726,580
Other income (loss), net	2,360,398	(22,831)	733,717	102,829	3,174,113

Income (loss) before taxes and equity in affiliates	52,797,258	(13,984,092)	725,303	(10,581,856)	28,956,613
Income tax benefit (expense)	(2,911,786)	455,815	(335,526)	—	(2,791,497)

Income (loss) before equity in affiliates	49,885,472	(13,528,277)	389,777	(10,581,856)	26,165,116
Loss from equity in affiliates	(271,300)	(5,085)	—	—	(276,385)

Net income (loss)	49,614,172	(13,533,362)	389,777	(10,581,856)	25,888,731

	Real Estate
	Information
	and	Real Estate
	Consulting	Online	Other
2009	Services	Services	Services	Non-Allocated	Total
	$	$	$	$	$
Revenues from external customers	68,045,340	13,829,937	13,778,533	—	95,653,810
Cost of revenues	(1,865,697)	(4,930,280)	(6,014,185)	—	(12,810,162)
Selling, general and administrative expenses	(22,723,019)	(11,359,944)	(5,690,497)	(8,275,069)	(48,048,529)
Gain from settlement of pre-existing relationship	2,100,832	—	—	—	2,100,832

Income (loss) from operations	45,557,456	(2,460,287)	2,073,851	(8,275,069)	36,895,951
Interest income	166,521	23,722	27,635	61,201	279,079
Other income, net	2,481,451	5,814	—	237,767	2,725,032

Income (loss) before taxes and equity in affiliates	48,205,428	(2,430,751)	2,101,486	(7,976,101)	39,900,062
Income tax benefit (expense)	(6,710,032)	957,085	(553,666)	—	(6,306,613)

Income (loss) before equity in affiliates	41,495,396	(1,473,666)	1,547,820	(7,976,101)	33,593,449
Income from equity in affiliates	—	22,015,607	—	—	22,015,607

Net income (loss)	41,495,396	20,541,941	1,547,820	(7,976,101)	55,609,056

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Customer A	28,374,431	23,715,171	*
Customer B	10,846,980	*	*

* indicates the revenue from these customers was less than 10% in the stated periods.

Details of the accounts receivable from customers accounting for 10% or more of total accounts receivable are as follows:

	As of December 31,
	2010	2011
	$	$
Customer A	*	14,789,388
Customer C	12,701,252	*
Customer D	7,337,703	*

* indicates the accounts receivable from the customer was less than 10% as of the stated year end.

15. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under common control of E-House Holdings
The Fund	Partially owned by Mr. Xin Zhou, co-chairman of CRIC and executive chairman of E-House
SINA	Mr. Charles Chao, co-chairman of CRIC and director and chief executive officer of SINA (related party since October 16, 2009)
Beijing China Real Estate Research Association Technology Ltd, (“CRERAT”)	Entity is a joint venture formed by the Group with ‘‘CRERA’’ and “CREA”, the Group owns 51% equity interest of the entity.
Shangyou	Xin Zhou is legal representative of the entity

These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented. During the years ended

December 31, 2009, 2010 and 2011, the Group waived net receivables from E-House and its consolidated subsidiaries of $997,000, $60,044 and nil, respectively, and recorded such amounts as distributions to E-House in equity.

During the year ended December 31, 2009, E-House loaned $2,499,977 to fund capital injections into CRIC’s PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.

During the year ended December 31, 2011, the Group acquired Firmway from the Fund for $12,000,000 (Note 4).

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions for services provided and purchased were as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Corporate selling, general and administrative expenses allocated from E-House (Note 1)	2,477,446	—	—
Corporate service provided by E-House under onshore/offshore transitional service agreement (Note 1)	583,650	1,522,497	1,085,600
Online advertising agency fee paid to SINA	852,153	2,545,106	3,462,672
Other consulting services purchase	—	—	782,947

Revenues:
Information and consulting services provided to E-House	6,338,045	16,157,318	16,527,090
Online advertising services provided to E-House	—	50,457	592,931
Advertising and promotional events services provided to E-House	2,378,823	1,828,127	1,545,588
Other services provided to SINA	—	1,824,458	171,211
Other services provided to CRERAT	—	—	268,381
Related party revenues — subtotal*	8,716,868	19,860,360	19,105,201

* Related party revenues include sales related taxes of $447,738, $1,014,909 and $1,128,129 for the years ended December 31, 2009, 2010 and 2011, respectively.

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.

In connection with the Company’s acquisition of SINA’s interest in COHT, COHT and SINA have entered into a new advertising agency agreement, which took effect upon the closing of the transaction. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the real estate and home furnishing channels, it pays SINA a fee for the revenues generated from these sales.

As of December 31, 2010 and 2011, amounts due from related parties were comprised of the following:

	As of December 31,
	2010	2011
	$	$
E-House	5,079,850	17,229,734
Shangyou	—	1,237,915

Total	5,079,850	18,467,649

Amounts due from E-House were $5,079,850 and $17,229,734 as of December 31, 2010 and 2011,respectively, which represent amounts due from E-House for real estate information and consulting services, online services and other services provided. The amount due from Shangyou was $1,237,915 as of December 31, 2011, which represents a deposit payment made on behalf of Shangyou.

As of December 31, 2010 and 2011, amounts due to related parties were comprised of the following:

	As of December 31,
	2010	2011
	$	$
E-House	25,294	9,820,607
SINA	1,971,920	1,735,922
E-House management	787,500	525,000
CRERAT	—	654,465

Total	2,784,714	12,735,994

The amount due to E-House as of December 31, 2010 reflects the expenses paid on behalf of CRIC by E-House. The balance is interest free and payable on demand. The amount due to E-House as of December 31, 2011 primarily represents an interest free loan made to fund the capital of a PRC enterprise wholly owned by Evercrest Holdings Limited. (“Evercrest”). The Company owns 51% of Evercrest and E-house owns the remaining 49%. The loan is interest free and payable on demand. The amount due to SINA as of December 31, 2010 and 2011 represents online advertising agency fees payable to SINA. The amount due to E-House management represents consideration paid by management for unvested restricted shares. The amount to CRERAT represents other consulting services fee payable to CRERAT.

The rollforward of the intercompany receivable balance with E-House for the years ended December 31, 2010 and 2011 is as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$

Balance at January 1	—	1,435,415	5,079,850
Loans received from E-House	(2,499,977)	—	—
Corporate expenses allocated from E-House	(2,477,446)	—	—
Group revenues, net of expenses, collected by E-House	3,474,446	—	—
Related party balance waivers	1,502,977	60,044	—
Services provided to E-House	8,716,868	18,035,902	18,665,609
Consulting services fee collected by E-House on behalf of CRIC	1,148,711
Transitional services fee charged from E-House	(583,650)	(1,522,497)	(1,085,600)
Payments received for services	(7,846,514)	(12,929,014)	(5,430,125)

Balance at December 31	1,435,415	5,079,850	17,229,734

16. Commitments and contingencies

a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 240 months and are renewable upon negotiation. Rental expense was $3,289,241, $6,098,060 and $9,084,989 for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2011 were as follows:

Year Ending December 31	$
2012	7,958,043
2013	7,491,952
2014	4,820,710
2015	545,021
2016	—
Thereafter	6,927,827
Total	27,743,553

b) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse effect on its business, assets or operations.

17. Subsequent Events

On October 28, 2011, E-House announced its submission a non-binding proposal to the board of directors of the Company to acquire all the outstanding shares of the Company that it did not already owned. On December 28, 2011, E-House and the Company signed definitive merger agreement. On April 19, 2012, shareholders of the Company approved the merger and the merger was completed on April 20, 2012. As a result, the Company is a wholly-owned subsidiary of E-House and the Company’s ADSs ceased to be listed on the Nasdaq Global Select Market. Consideration paid by E-House included cash of $113,124,632 and 38,785,588 E-House shares valued at $252,106,322 based on the closing price of E-House’s shares on April 20, 2012. E-House is still in the process of evaluating the option replacement arrangement, which may result in additional acquisition consideration.